SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Press Release dated August 20, 2019
Contact:	Trinity Biotech plc Kevin Tansley (353)-1-2769800 E-mail: kevin.tansley@trinitybiotech.com	Lytham Partners LLC Joe Diaz, Joe Dorame & Robert Blum 602-889-9700

Trinity Biotech Announces Results for Q2, 2019

DUBLIN, Ireland (August 20, 2019)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended June 30, 2019.

Quarter 2 Results

Total revenues for Q2, 2019 were $22.5m compared to $25.0m in Q2, 2018.

	2018 Quarter 2	2019 Quarter 2	Increase/ (decrease)
	US$’000	US$’000%
Point-of-Care	4,019	2,146	(46.6%)
Clinical Laboratory	20,983	20,351	(3.0%)
Total	25,002	22,497	(10.0%)

Point-of-Care revenues for Q2, 2019 decreased by $1.9m when compared to Q2, 2018. This reflects lower sales in the Company’s two key markets of Africa and the USA. In the case of Africa, the lower revenues reflect the haphazard nature of ordering patterns which characterise this market and that a number of Q2 orders were collected by customers’ carriers in the early days of Q3.  Whilst the lower revenues in the USA have been a feature in each of the last number of quarters due to lower federal government spending in this area.

Meanwhile, Clinical Laboratory sales for the quarter were $20.4m versus $21.0m for the corresponding period last year, representing a decrease of 3.0%.  However, if the currency headwinds attributable to the strong USA dollar were eliminated, Clinical Laboratory revenues were broadly level quarter on quarter.  This is attributable to lower Lyme and Fitzgerald revenues being offset by the continued growth in Diabetes and Autoimmunity revenues.

The gross margin for the quarter was 42.0%, compared to 43.2% achieved in Q2, 2018. This decrease was a result of the lower overall revenues due to the highly fixed nature of the company’s cost base and was accentuated by the fact that the reduction arose largely in HIV revenues – one of the company’s higher margin product lines.

Research and Development expenses for the quarter remained constant at $1.4m, whilst Selling, General and Administrative (SG&A) expenses decreased from $7.4m to $6.6m in the same period. The reduction in SG&A expenses was due to the company’s ongoing efforts to control indirect costs. Meanwhile, the share option expense for the quarter decreased from $0.3m to $0.2m with the result that total indirect costs decreased from $9.1m to $8.3m.

Operating profit during Q2, 2018 was $1.7m compared to $1.2m this quarter due to the decrease in revenues and associated gross profit, though this was partly offset by the decrease in indirect costs.

Financial income for the quarter was $0.1m whilst cash based interest expense amounted to $1.2m. Of this, $1m related to the interest payable on the Company’s exchangeable notes, with the remaining $0.2m representing financing charges arising on the leased assets following the introduction of the new accounting standard, IFRS 16 during 2019.  Non-cash income of $0.1m has been recognised further down the income statement. This represents a gain of $0.3m arising on a decrease in the fair value of the embedded derivatives associated with the exchangeable notes net of a non-cash interest charge of almost $0.2m.

During the quarter the company recorded a tax charge of $5.7m.   This included a once-off tax charge of $5.5m in respect of a tax audit carried out in one of the jurisdictions in which the company operates.  The charge relates to a payment due in respect of historic payroll taxes and has been agreed with the relevant tax authority.

The Company recorded a loss, before non-cash items of $5.6m for the quarter, which equates to a loss per share of 26.6 cents or 17.9 cents on a fully diluted bases.  However, excluding the impact of the once-off tax charge during the quarter the basic loss per EPS amounted to 0.2 cents compared to an EPS of 2.9 cents in the equivalent period last year. Meanwhile, on the same basis the diluted EPS for the quarter was 3.7 cents compared to 6.7 cents in Q2, 2018.

EBITDA before share option expense for the quarter was $2.9m.

Comments

Commenting on the results, Kevin Tansley, Chief Financial Officer, said “Operating profit this quarter fell from $1.7m to $1.2m due to the combined impact of lower revenues and gross margin.  However, the impact of these factors was significantly lessened by the reduction in indirect costs from $9.1m to $8.3m during the quarter.  This was attributable to the continued impact of the cost saving program which the company has implemented.  This quarter’s results were also impacted by a once-off tax charge arising from the settlement of historic tax liabilities in one of the company’s subsidiaries.”

Ronan O’Caoimh, CEO of Trinity said “Revenues were down by $2.5m this quarter and whilst this was disappointing it was largely due to the fluctuating nature of our HIV revenues and to a lesser extent the reduction in the level of public health expenditure being allocated to HIV testing in the USA.  On a more positive note our Clinical Laboratory revenues were broadly flat on a constant currency basis.  As has been the case in all of our most recent quarters we have continued to see strong growth in our Diabetes and Autoimmunity product lines, although this growth was offset by lower Lyme and Fitzgerald revenues.

I would like to highlight the company’s strong R&D product pipeline which will be key to driving future revenue growth. In particular, our TrinScreen product, which will mark the company’s entry into the $140m African HIV screening market, has the clear potential to transform the company from both a revenue and profitability perspective. Development of our new automated slide reader is progressing well and when launched will be a major boost to our already growing autoimmunity franchise.   These come on the back of the Premier Resolution and Tri-Stat 2 product launches, which are already generating incremental haemoglobin revenues.”

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company's website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months Ended June 30, 2019 (unaudited)	Three Months Ended June 30, 2018 (unaudited)	Six Months Ended June 30, 2019 (unaudited)	Six Months Ended June 30, 2018 (unaudited)

Revenues	22,497	25,002	44,523	48,801

Cost of sales	(13,060)	(14,194)	(25,747)	(27,565)

Gross profit	9,437	10,808	18,776	21,236
Gross margin %	42.0%	43.2%	42.2%	43.5%

Other operating income	24	24	46	48

Research & development expenses	(1,449)	(1,419)	(2,760)	(2,691)
Selling, general and administrative expenses	(6,626)	(7,358)	(13,180)	(14,298)
Indirect share based payments	(181)	(329)	(357)	(763)

Operating profit	1,205	1,726	2,525	3,532

Financial income	133	196	273	401
Financial expenses	(1,237)	(1,158)	(2,480)	(2,317)
Net financing expense	(1,104)	(962)	(2,207)	(1,916)

Profit before tax & non-cash items	101	764	318	1,616

Income tax expense	(5,656)	(158)	(5,761)	(290)

(Loss)/Profit after tax before non-cash items	(5,555)	606	(5,443)	1,326

Non-cash financial income/(expense)	150	(12)	(17)	(354)

(Loss)/Profit after tax and non-cash items	(5,405)	594	(5,616)	972

(Loss)/Earnings per ADR (US cents)	(25.9)	2.8	(26.9)	4.7

(Loss)/Earnings per ADR before non-cash financial (expense) / income (US cents)	(26.6)	2.9	(26.0)	6.3

Diluted earnings per ADR (US cents)*	(17.9)	6.7	(13.5)	13.9

Weighted average no. of ADRs used in computing basic earnings per ADR	20,901,703	20,901,703	20,901,703	20,904,777

Weighted average no. of ADRs used in computing diluted earnings per ADR	25,467,516	26,157,644	25,467,539	26,166,077

* Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. In a reporting period where it is anti-dilutive, diluted earnings per ADR should be constrained to equal basic earnings per ADR.

 The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	June 30, 2019 US$ ‘000 (unaudited)	Mar 31, 2019 US$ ‘000 (unaudited)	Dec 31, 2018 US$ ‘000 (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	26,293	26,586	5,362
Goodwill and intangible assets	56,079	54,377	52,951
Deferred tax assets	6,744	5,996	5,703
Other assets	591	535	558
Total non-current assets	89,707	87,494	64,574

Current assets
Inventories	31,487	30,942	30,359
Trade and other receivables	24,333	23,568	24,441
Income tax receivable	1,187	1,209	1,584
Cash and cash equivalents	24,990	29,433	30,277
Total current assets	81,997	85,152	86,661

TOTAL ASSETS	171,704	172,646	151,235

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,213	1,213	1,213
Share premium	16,187	16,187	16,187
Accumulated surplus	50,151	55,341	55,342
Other reserves	(28,479)	(28,573)	(28,688)
Total equity	39,072	44,168	44,054

Current liabilities
Income tax payable	5,885	125	210
Trade and other payables	18,472	19,639	17,344
Provisions	50	50	50
Total current liabilities	24,407	19,814	17,604

Non-current liabilities
Exchangeable senior note payable	81,793	81,942	81,620
Other payables	18,351	18,994	526
Deferred tax liabilities	8,081	7,728	7,431
Total non-current liabilities	108,225	108,664	89,577

TOTAL LIABILITIES	132,632	128,478	107,181

TOTAL EQUITY AND LIABILITIES	171,704	172,646	151,235

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended June 30, 2019 (unaudited)	Three Months Ended June 30, 2018 (unaudited)	Six Months Ended June 30, 2019 (unaudited)	Six Months Ended June 30, 2018 (unaudited)

Cash and cash equivalents at beginning of period	29,433	53,895	30,277	57,607

Operating cash flows before changes in working capital	3,104	3,204	6,312	6,462
Changes in working capital	(1,578)	(1,466)	(2,106)	(4,145)
Cash generated from operations	1,526	1,738	4,206	2,317

Net Interest and Income taxes (paid)/received	(133)	(30)	215	175

Capital Expenditure & Financing (net)	(3,080)	(3,877)	(6,195)	(7,939)

Payments for Leases (IFRS 16)	(758)	-	(1,515)	-

Free cash flow	(2,445)	(2,169)	(3,289)	(5,447)

Share buyback	-	-	-	(434)

30 year Exchangeable Note interest payment	(1,998)	(2,300)	(1,998)	(2,300)

Cash and cash equivalents at end of period	24,990	49,426	24,990	49,426

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant) By: /s/ Kevin Tansley Kevin Tansley Chief Financial Officer

Date:  20 August 2019